# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DOLLY VARDEN SILVER CORP, CIK 0001542028
CUSIP: 256827783
Title of class of securities: Common Shares
Address of issuer's principal executive offices: SUITE 1130 - 1055 W HASTINGS STREET, VANCOUVER, British Columbia Canada (A1), V6E 2E9
Date of event which requires filing of this statement: 05/23/2025
Filed by CIK 0000719413
Persons authorized to receive notices and communications: David C. Sienko, 6500 N. Mineral Dr., Suite 200, Coeur d'Alene, Idaho (ID), 83815, 2087694100

## Reporting persons
- HECLA MINING CO/DE/ (CIK 0000719413): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,958,337; sole dispositive power 0; shared dispositive power 11,958,337; aggregate amount beneficially owned 11,958,337 (14.6% of the class)
- Hecla Canada Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,958,337; sole dispositive power 0; shared dispositive power 11,958,337; aggregate amount beneficially owned 11,958,337 (14.6% of the class)
- Hecla Quebec Inc. (CIK 0001802443): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 11,958,337; sole dispositive power 0; shared dispositive power 11,958,337; aggregate amount beneficially owned 11,958,337 (14.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: DOLLY VARDEN SILVER CORP
Address of issuer's principal executive offices: SUITE 1130 - 1055 W HASTINGS STREET, VANCOUVER, British Columbia Canada (A1), V6E 2E9
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the Common Shares of Dolly Varden Silver Corporation, a British Columbia corporation (the "Issuer"), whose principal executive offices are located at Suite 1130 - 1055 W. Hastings Street, Vancouver, British Columbia, Canada V6E 2E9.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

(1) Hecla Mining Company

(2) Hecla Canada Ltd.

(3) Hecla Quebec Inc.
Residence or business address:
Hecla Mining Company is organized under the laws of the State of Delaware. The address for Hecla Mining Company is 6500 N. Mineral Dr., Suite 200, Coeur d'Alene, Idaho 83815.

Hecla Canada Ltd. is a Federal Canadian corporation with a business address of Suite 970, 800 W. Pender Street, Vancouver, British Columbia, Canada V6C 2V6.

Hecla Quebec Inc. is a Federal Canadian corporation with a business address of 1010 - 3e Avenue Est, Val-d'Or, Quebec, Canada J9P 0J6.

Each of the Reporting Persons is principally engaged in the business of mining of precious metals.
Present principal occupation or employment:
The directors of Hecla Mining Company are: Catherine J. Boggs, Charles B. Stanley, Stephen F. Ralbovsky, Alice Wong, Jill Satre, Mark P. Board, Rob Krcmarov, and Dean Gehring (collectively, the "Directors").

The executive officers of Hecla Mining Company are: Rob Krcmarov, President and Chief Executive Officer; Russell D. Lawlar, Sr. Vice President and Chief Financial Officer; Carlos Aguiar, Sr. Vice President and Chief Operating Officer; David C. Sienko, Sr. Vice President, General Counsel and Secretary; Michael L. Clary, Sr. Vice President and Chief Administrative Officer; Kurt Allen, Vice President - Exploration; Robert D. Brown, Vice President - Corporate Development; Patrick Malone, Vice President - Sustainability; and Stuart Absolom, Vice President - Principal Accounting Officer.

The directors of Hecla Canada Ltd. are: Carlos Aguiar, Robert D. Brown, and Russell D. Lawlar.

The executive officers of Hecla Canada Ltd. are: Robert D. Brown, President; Russell D. Lawlar, Vice President; Christophe McLean, Vice President and Chief Financial Officer; and Mike Parkin, Vice President, Strategy & Investor Relations.

The directors of Hecla Quebec Inc. are: Carlos Aguiar, Robert D. Brown, and Matthew Blattman.

The executive officers of Hecla Quebec Inc. are: Carlos Aguiar, President; Christophe McLean, Vice President, Chief Financial Officer and Treasurer; Robert D. Brown, Vice President; Matthew Blattman, Vice President; and Denis Baribeau, Vice President - General Manager.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Related Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Related Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Hecla Mining Company is a citizen of the United States. The business address of Hecla Mining Company is 6500 N. Mineral Dr., Suite 200, Coeur d'Alene, Idaho 83815.

Hecla Canada Ltd. is a citizen of Canada. The business address of Hecla Canada Ltd. is Suite 970, 800 W. Pender Street, Vancouver, British Columbia, Canada V6C 2V6.

Hecla Quebec Inc. is a citizen of Canada. The business address of Hecla Quebec Inc. is 1010 - 3e Avenue Est, Val-d'Or, Quebec, Canada J9P 0J6.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 23, 2025, in exchange for certain mining claims, Hecla Quebec Inc. acquired 1,351,963 Common Shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: Hecla Canada Ltd. previously invested in Issuer and has the right to designate one member of Issuer's Board of Directors. Hecla Quebec Inc. recently sold mining claims in British Columbia to the Issuer and received Common Shares of the Issuer as consideration.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Hecla Canada Ltd.: 10,606,374 (12.8%); Hecla Quebec Inc.: 1,351,963 (1.9%)
Number of shares as to which each person has sole or shared power to vote or dispose: Hecla Mining Company, which is a publicly traded entity listed on the New York Stock Exchange, is the sole shareholder of Hecla Canada Ltd. and Hecla Quebec Inc.
Transactions in the class effected during the past sixty days: On May 23, 2025, Hecla Quebec Inc. sold mining claims in British Columbia to the Issuer for (i) a 2% net smelter royalty on any mining production proceeds from the mining claims and (ii) CDN$5,000,000 of Common Shares of the Issuer, at a deemed price per share equal to the 20 day VWAP on the TSX Venture Exchange immediately prior to May 2, 2025. This led to a per share purchase price of CDN$3.70. The Issuer became a Section 12 registrant on or about April 17, 2025. The Common Shares were issued pursuant to exemptions from registration under Canadian and U.S. Securities laws, including, but not limited to, Regulation S.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Issuer and Hecla Canada Ltd. are parties to an Ancillary Rights Agreement ("ARA") dated on or about September 4, 2012, pursuant to which as long as Hecla Canada Ltd. owns 10% or greater of the outstanding Common Shares of the Issuer, it is entitled to: (i) the right to nominate one member of the Issuer's Board of Directors, (ii) the right to appoint one of the members of the Issuer's Technical Committee, (iii) a pre-emptive right to maintain its pro rata ownership interest of the Issuer's Common Shares, and (iv) a right of first refusal on any mining property owned by Seller for which it receives a bona fide offer from a third party to purchase.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- HECLA MINING CO/DE/: David C. Sienko, Sr. Vice President, General Counsel & Secretary (05/30/2025)
- Hecla Canada Ltd.: Robert D. Brown, President (05/30/2025)
- Hecla Quebec Inc.: Carlos Aguiar, President (05/30/2025)